Exhibit 21

List of Subsidiaries

Name	Jurisdiction of Organization

Powin Canada B.C. Ltd.	British Columbia, Canada

Powin Energy Storage 2, Inc.	British Columbia, Canada

Powin Energy Ontario Storage II, LP	Ontario, Canada

Powin Energy Ontario Storage, LLC	Oregon